Reply Attention of	William L. Macdonald
Direct Tel.	604.643.3118
EMail Address	wlm@cwilson.com
Our File No.	30282-1 / D/WLM/823504.1

February 22, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street North East

Mailstop 7010

Washington, DC 20549-7010

Attention:	Tangela S. Richter

Branch Chief

Dear Ms. Richter:

Re:       Cascade Energy, Inc. (the “Company”)
Registration Statement on Form SB-2
Filed January 12, 2006
Your File No. 333-130984
Form 10-QSB for the Fiscal Quarter Ended May 31, 2005
Your File No. 333-115637

                Thank you for your letter of February 10, 2006 with your comments on the Company's Registration Statement on Form SB-2, filed January 12, 2006. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

SB-2

General

1.

We confirm that at the time of the initial filing of the Registration Statement, all funds had been released from escrow and had been received in full by the Company for the convertible debentures issued to Cornell Capital Partners LLP.

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com

Some lawyers at Clark Wilson LLP practice through law corporations.

2.

The Amended Registration Statement has been updated to include the Financial Statements for the interim period ended November 30, 2005, and the related disclosure throughout the document has been updated accordingly.

Prospectus Summary, page 8

Our Business, page 8

3.	The Prospectus Summary section of the Amended Registration Statement has been revised to reference the historical operations of the Company and the change in orientation to the oil and gas sector.

Risk Factors, page 9

Risks Related to Some of Our Outstanding Securities, page 9

4.	A Risk Factor has been added to the Amended Registration Statement describing the security granted by the Company to Cornell Capital Partners LLP and the consequences of any defaults thereunder.
5.

One of the Risk Factors in the Registration Statement has been deleted due to the duplication of discussions on dilutive impact to the shareholders. A second Risk Factor discussing dilution has been revised in response to comment No. 6 as noted below.

“If we issue additional shares ...”, page 12

6.

The Risk Factor referred to in your comment has been revised to disclose the current number of issued and outstanding shares as well as the effect of the further shares issuable that have been included for registration in the Amended Registration Statement.

Directors, Executive Officers, Promoters and Control Persons, page 25

7.	Disclosure has been provided in the Amended Registration Statement in regards to the appointment of Mr. Gordon Samson as the Company’s Chief Financial Officer.

Executive Compensation, page 41

8.

Disclosure has been provided in regards to the compensation and consulting agreements entered into between the Company and Messrs. Brown, Marshall, Foster and Samson. In addition, the consulting agreements have been included as Exhibits to the Amended Registration Statement.

Form 10-QSB

9.	We have been advised by the Company that the Amended Form 10-QSB for the interim period ended May 31, 2005 will be filed shortly in response to your comments.

Closing Comments

Please find enclosed both clean and a black-lined version (four copies) of the Amended Registration Statement on Form SB-2/A. The Amended Registration Statement and Amended Form 10-QSB have also been filed by Edgar. The black-lined version of the Amended Registration Statement has been marked to show changes between the version filed on January 12, 2006 and the version filed herewith.

We look forward to the receipt of any further comments which you may have in regard to the Amended Registration Statement shortly. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

CLARK WILSON LLP

Per: /s/ William L. Macdonald

William L. Macdonald

WLM/mll

cc:	Cascade Energy, Inc.